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                                   Filed by Engineered Support Systems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                            Under the Securities Act of 1934

                           Subject Company: Engineered Support Systems, Inc.
                                               Commission File No. 000-13880

The following letter was distributed to employees of Engineered Support System, Inc.:

September 22, 2005

To all Engineered Support Systems Employees:

We announced today that we have signed a definitive agreement to be acquired by DRS Technologies, Inc., a Parsippany, New Jersey-based company that provides leading edge products and services to defense, government intelligence and commercial customers. The transaction is expected to close in the fourth quarter of DRS's fiscal year ending March 31, 2006, subject to customary regulatory approvals and the approval by both companies' shareholders.

DRS is a company the Engineered Support Systems community can understand and appreciate--because DRS shares the same focus on serving the military customer and providing outstanding shareholder value that all of us have embraced as keys to our success--and DRS also has enjoyed great success over its more than 35 years in the defense industry. DRS develops and manufactures a broad range of mission critical systems that uniquely positions the company to support the ongoing superiority of the military's Current Force, as well as the modernization and emerging transformation initiatives of the Future Force. DRS's high-technology products and services are used by all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military forces, and industrial and homeland defense markets. The company holds leading market positions in thermal imaging devices, combat display workstations, electronic sensor systems, power systems, battlefield digitization systems and deployable flight incident recorders. DRS also provides communications and surveillance systems, diagnostics and test systems, and training and simulation systems. The company expected to generate $1.5 billion in revenue for its fiscal 2006 without any acquisitions and employs approximately 6,000 people worldwide.

DRS views the addition of the Engineered Support Systems Team--especially our people--as an exciting and essential leap forward toward a future of leadership in the military technology and support marketplace. The combination of our companies represents a new team that is, frankly, unstoppable. At Engineered Support, our priorities were always aimed at growth--that's been our company's focus since Mike Shanahan founded the company some 23 years ago. Growth in the number and capabilities of the solutions we offer our important customers. Growth in our position in our marketplace. Growth in opportunity for our employees. And of course, growth in our financial performance. By joining forces with DRS, we significantly further our team's efforts on every one of these counts. It's a tremendously exciting opportunity for all of us.

Many of you will have important questions and concerns in response to this announcement. To help answer these questions and better inform you on the process, there will be a series of upcoming communications and updates from the corporate team, as well as from your subsidiary leadership--face to face, by email and by Intranet. For more information about DRS, I recommend you visit the DRS web site at www.drs.com and view the wide variety of information that can be found there.


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In the coming weeks, the management teams of both Engineered Support Systems and DRS will create an integration team that will be responsible for integrating the two organizations and ensuring the acquisition's success. However, it is very important we all understand and remember that, until the close of this transaction, we will continue to remain as two separate businesses serving our market places. The employees on our team are the most important factor in ensuring a successful transition and the best start thereafter on the newest phase of our company's future. Please remain focused on your job, deliver on your commitments and continually exceed our customers' expectations.

What an exciting time to be part of the Engineered Support Systems Team! Thanks for your continuing support and your many contributions to the company.

Sincerely,

/s/ Gerald A. Potthoff

Gerald A. Potthoff

Vice Chairman and CEO
Engineered Support Systems, Inc.